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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                 NCH CORPORATION
                            (NAME OF SUBJECT COMPANY)



                                 NCH CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)


                          COMMON STOCK, PAR VALUE $1.00
                         (TITLE OF CLASS OF SECURITIES)


                                   628850 10 9
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                  JOE CLEVELAND
                           VICE PRESIDENT & SECRETARY
                                 NCH CORPORATION
                            2727 CHEMSEARCH BOULEVARD
                               IRVING, TEXAS 75062
                                 (972) 438-0211
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)


                                    COPY TO:

                              JAMES C. MORPHY, ESQ.
                             KEITH A. PAGNANI, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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      [ ]   Check the box if the filing relates solely to preliminary
            communications made before the commencement of the tender offer.

            This Amendment No. 1 amends and supplements the Schedule 14D-9 filed by NCH Corporation ("NCH"), a Delaware corporation, with the Securities and Exchange Commission (the "SEC") on January 7, 2002.
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ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            According to a Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC for December 2001, Robert L. Blumenthal, a director of NCH, transferred 2,683 Shares as a gift on December 28, 2001. The closing trading price for the Shares on that date was $52.25 per Share. In addition, certain members of the Levy Group engaged in estate-planning transactions involving their Shares in December 2001, which did not affect their beneficial ownership of those Shares. As of January 4, 2002, no other transactions in Shares had been effected during the past 60 days by NCH or, to the best knowledge of NCH after a reasonable inquiry, by any executive officer, director, affiliate or subsidiary of NCH.

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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 18, 2002

                                          NCH CORPORATION



                                          By: /s/ Joe Cleveland
                                              ---------------------------------
                                          Name: Joe Cleveland
                                          Title:  Vice President and Secretary



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